                                                                                                              OMB APPROVAL
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 FORM 3                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Number:     3235-0104
--------                                                    Washington, D.C. 20549                      Expires:    January 31, 2005
                                                                                                        Estimated average burden
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          hours per response...... 0.5

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
                                              quiring Statement
   Cranshire Capital, LP                      (Month/Day/Year)         Anza Capital, Inc.
   _____________________________________                               NASDAQ OTC BB Symbol:  ANZA.OB
   (Last)           (First)     (Middle)         2/28/2003          5. Relationship of Reporting Persons    6. If Amendment,
                                                                        to Issuer (Check all applicable)       Date of Original
                                          3.  I.R.S. Identification                                            (Month/Day/Year)
   666 Dundee Road, Suite 1901                Number of Reporing      ___ Director      _X_ 10% Owner
   _____________________________________      Person, if an entity                                          7. Individual or Joint/
                (Street)                      (voluntary)             ___ Officer (give ___ Other (specify     Group Filing (Check
                                                                          title below)             below)      Applicable Line)
   Northbrook        Illinois    60062                                                                     ___ Form filed by One
   _____________________________________                                                                       Reporting Person
   (City)            (State)     (Zip)                                                                     _X_ Form filed by More
                                                                          _____________________________        than One Reporting
                                                                                                               Person

                                  Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security                 2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
    (Instr. 4)                           Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
                                         (Instr. 4)                  (Instr. 5)

Common Stock, $0.001 par value
 per share                                12,761,281(1)                        D

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Persons who respond to the collection of information contained in this form are not required to                (Over)
              respond unless the form displays a currently valid OMB control number.                                 SEC 1473(7-02)

FORM 3 (Continued)
           Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of             4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying              Exercise Price     Form of          Indirect
-----------------------    (Month/Day/Year)         Derivative Security                of Derivative      Derivative       Beneficial
                                                    (Instr. 4)                         Security           Security:        Ownership
                         ---------------------   ---------------------------------                        Direct (D) or    (Instr. 5)
                                       Expira-                            Amount                          Indirect (I)
                         Date Exer-    tion                              or Number                        (Instr. 5)
                         cisable       Date               Title          of Shares
                         ---------   ---------   ----------------------  ---------     --------------    --------------    ----------

Series D Convertible     1 year from   None      Common Stock            390,004.16        $0.00                D
 Preferred Stock         issuance(1)

Warrant                       (1)    5 years     Common Stock             93,748           $0.50                D
                                     from
                                     issuance

Warrant                       (1)    5 years     Common Stock             93,748           $0.75                D
                                     from
                                     issuance

Warrant                       (1)    5 years     Common Stock             93,748           $0.95                D
                                     from
                                     issuance

Explanation of Responses:

(1)  Cranshire Capital, L.P. ("Cranshire") entered into a Stock Exchange Agreement, dated as of February 28, 2003 (the "Stock
Exchange Agreement"), with Anza Capital, Inc. (the "Issuer"), pursuant to which, among other things, Cranshire exchanged all of its shares of Series C Convertible Preferred Stock for (i) 12,562,245 shares of Common Stock of the Issuer ("Common Stock"),
(ii) 3,075.5 shares of newly created Series D Convertible Preferred Stock ("Series D Preferred Stock"), each of which is convertible commencing twelve months after issuance into 126.81 shares of Common Stock and (iii) warrants to acquire 281,244 shares of Common
Stock, exercisable for a period of five years, with one-third of such shares of Common Stock to have exercise prices of each of
$0.50 per share, $0.75 per share, and $0.95 per share, respectively (collectively, the "Warrants").  The Series D Preferred Stock and the Warrants are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to acquire in excess of 9.99% of the Common Stock, giving effect to such exercise (determined in accordance with Section 13(d) of the Securities
Exchange Act of 1934).  Each of Downsview Capital, Inc. and Mitchell P. Kopin disclaim the beneficial ownership of the 12,761,281 shares of Common Stock held by Cranshire except to the extent of each of their respective pecuniary interests therein.

                                                                           /s/ Mitchell P. Kopin                     3/17/03
                                                                           -------------------------------        ------------------
**   Intentional misstatements or omissions of facts constitute            **Signature of Reporting Person            Date
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             Mitchell P. Kopin, in his capacity as
                                                                           President of Downsview Capital, Inc.,
                                                                           the general partner of Cranshire
                                                                           Capital, L.P.

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                              Joint Filer Information

1.   Name:                          Downsview Capital, Inc.

2.   Address:                       666 Dundee Road, Suite 1901
                                    Northbrook, Illinois, 60062

3.   Designated Filer:              Cranshire Capital, L.P.

4.   Issuer & Ticker Symbol:        Anza Capital, Inc.
                                    NASDAQ OTC BB Symbol:  ANZA.OB

5.   Date of Event Requiring Statement: February 28, 2003

    /s/ Mitchell P. Kopin                        3/17/03
--------------------------------               -------------
Mitchell P. Kopin, President

                              Joint Filer Information

1.   Name:                          Mitchell P. Kopin

2.   Address:                       666 Dundee Road, Suite 1901
                                    Northbrook, Illinois, 60062

3.   Designated Filer:              Cranshire Capital, L.P.

4.   Issuer & Ticker Symbol:        Anza Capital, Inc.
                                    NASDAQ OTC BB Symbol:  ANZA.OB

5.   Date of Event Requiring Statement: February 28, 2003

    /s/ Mitchell P. Kopin                        3/17/03
--------------------------------               -------------
Mitchell P. Kopin
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